SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

                INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
         PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           1ST UNITED BANKCORP, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    33740N105
                                 (CUSIP Number)

                               September 18, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33740N105                  13G                 Page 2 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Endicott Opportunity Partners, L.P.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    208,000
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    208,000
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               208,000
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                .84%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               PN
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                 Page 3 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Endicott Opportunity Partners II, L.P.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [x]
                                                                   (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    1,718,518
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,718,518
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               1,718,518
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                6.9%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               PN
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                 Page 4 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Endicott Partners II, L.P.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    99,000
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    99,000
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               99,000
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               .4%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               PN
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                 Page 5 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R.D. Endicott, L.L.C.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    208,000
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    208,000
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               208,000
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                .84%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               OO
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                Page 6 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott IIp, L.L.C.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    1,718,518
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,718,518
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                1,718,518
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                6.9%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               00
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                Page 7 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott II, L.L.C.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    99,000
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    99,000
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                99,000
------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                .4%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               OO
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                Page 8 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Wayne K. Goldstein (in the capacity described herein)
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,025,518
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,025,518
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                2,025,518
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                8.2%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IN
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                Page 9 of 16 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Robert I. Usdan (in the capacity described herein)
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,025,518
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,025,518
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                2,025,518
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                8.2%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IN
------------------------------------------------------------------------------

CUSIP No. 33740N105                  13G                Page 10 of 16 Pages


ITEM 1(a).  NAME OF ISSUER:
                1ST UNITED BANCORP, INC.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                One North Federal Highway
                Boca Raton, FL  33432

ITEM 2(a).  NAME OF PERSON FILING:

            (i) Endicott Opportunity Partners, L.P., a Delaware limited partnership ("EOP");

            (ii) Endicott Opportunity Partners II, L.P., a Delaware limited partnership ("EOP II");

           (iii) Endicott Partners II, L.P, a Delaware limited partnership. ("EPII")

           (iv) W.R.D. Endicott L.L.C., a Delaware limited liability company ("WRD LLC") and general partner of EOP;

            (v) W.R. Endicott IIp, L.L.C., a Delaware limited liability company ("WR LLC") and general partner of EOP II;

           (vi) W.R. Endicott II, L.L.C. Inc. a Delaware limited liability company ("WRII LLC") and general partner of EPII.

          (vii) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRD LLC, WR LLC and WRII LLC; and

         (viii) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRD LLC, WR LLC and WRII LLC.


ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business offices of each of: (i) EOP;
(ii) EOP II; (iii) EPII; (iv) WRD LLC; (v) WR LLC; (vi) WR II LLC (vii) Mr. Goldstein; and (viii) Mr. Usdan WR II LLC is 360 Madison Avenue 21st Floor New York, NY 10017.

CUSIP No. 33740N105                  13G                Page 11 of 16 Pages


ITEM 2(c).  CITIZENSHIP:
            EOP - a Delaware limited partnership
            EOP II - a Delaware limited partnership
            EPII - a Delaware limited partnership
            WRD LLC - a Delaware limited liability company
            WR LLC - a Delaware limited liability company
            WRII LLC - a Delaware liability company
            Mr. Goldstein - United States
            Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                 Common Stock, $0.01 par value ("the Shares")

ITEM 2(e).  CUSIP NUMBER:
                 33740N105

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

        (e) [ ]   Investment Adviser in accordance with Rule
                  13d-1 (b)(1)(ii)(E),

        (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

        (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

        (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

        (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 33740N105                  13G                Page 12 of 16 Pages


ITEM 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned:
               -------------------------

               EOP may be deemed to beneficially own 208,000 Shares. EOP II may be deemed to beneficially own 1,718,518 Shares. EPII may be deemed to beneficially own 99,000 Shares. WRD LLC may be deemed to beneficially own 208,000 Shares as a result of its voting and dispositive power over the 208,000 Shares held by EOP. WR LLC may be deemed to beneficially own 1,718,518 Shares as a result of its voting and dispositive power over the 1,718,518 Shares held by EOP II. WRII LLC may be deemed to beneficallty own 99,000 Shares as a result of its voting and dispositive power over the 99,000 Shares held by EPII.

               Messrs. Goldstein and Usdan may each be deemed to beneficially own 2,025,518 Shares by virtue of their ultimate voting and dispositive power over: (i) the 208,000 Shares help by EOP; (ii) the 1,718,518 Shares held by EOP II and (iii) the 99,000 Shares held by EPII.

               The above amounts of Shares beneficially owned did not change between (i) the date of the event which requires filing of this statement and
(ii) December 31, 2009, and this statement is being made to satisfy both (a) the filing that was due with respect to that event and (b) the annual amendment obligations with respect to such Shares.


          (b)  Percentage Beneficially Owned:
               -----------------------------

               Based on calculations made in accordance with Rule 13d-3(d), and there being 24,770,231 Shares outstanding as of October 15, 2009, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2009: (i) EOP may be deemed to beneficially own approximately .84% of the outstanding Shares;
(ii) EOP II may be deemed to beneficially own approximately 6.9% of the outstanding Shares; (iii) EP II may be deemed to beneficially own approximately ..4% of the outstanding Shares (iv) WRD LLC may be deemed to beneficially own approximately .84% of the outstanding Shares; (v) WR LLC may be deemed to beneficially own approximately 6.9% of the outstanding Shares;
(vi) WRII LLC may be deemed to beneficially own approximately 0.4% of the outstanding Shares; (vii) Mr. Goldstein may be deemed to beneficially own approximately 8.2% of the outstanding Shares; and (viii) Mr. Usdan may be deemed to beneficially own approximately 8.2% of the outstanding Shares.

               The above percentages of Shares beneficially owned did not change between (i) the date of the event which requires filing of this statement and
(ii) December 31, 2009, and this statement is being made to satisfy both (a) the filing that was due with respect to that event and (b) the annual amendment obligations with respect to such Shares.

CUSIP No. 886374107                  13G                Page 13 of 16 Pages

          (c)  Number of Shares as to Which Such Person Has:
               --------------------------------------------

                  (i) EOP may be deemed to have sole power to direct the voting and disposition of the 208,000 Shares it beneficially owns. EOP II may be deemed to have sole power to direct the voting and disposition of the 1,718,518 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 99,000 Shares it beneficially owns.

                  WRD LLC may be deemed to have sole power to direct the voting and disposition of the 208,000 Shares it beneficially owns by virtue of the relationships described in Item 2. WR LLC may be deemed to have sole power to direct the voting and disposition of the 1,718,518 Shares it beneficially owns by virtue of the relationships described in Item 2. WRII LLC may be deemed to have sole power to direct the voting and disposition of the 99,000 Shares it beneficially owns by virtue of the relationship described in Item 2.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 2,025,518 Shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The limited partners and the general partner of EOP, EOP II and EP II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP, EOP II and EPII in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 886374107                  13G                Page 14 of 16 Pages


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2010

                               ENDICOTT OPPORTUNITY PARTNERS, L.P.

                               By:      W.R.D. Endicott, L.L.C.,
                                        its general partner

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member

                               ENDICOTT PARTNERS II, L.P.

                               By:      WR Endicott II, LLC
                                        its General Partner

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member

                               ENDICOTT OPPORTUNITY PARTNERS II, L.P.

                               By:      W.R. Endicott IIp, L.L.C.,
                                        its general partner


                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               W.R.D. ENDICOTT, L.L.C.

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               W.R. Endicott IIp, L.L.C.

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                                W.R. Endicott II, L.L.C.

                                By:     /S/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               /s/ WAYNE K. GOLDSTEIN
                               ----------------------
                               Wayne K. Goldstein


                               /s/ ROBERT I. USDAN
                               ----------------------
                               Robert I. Usdan

CUSIP No. 886374107                  13G                Page 15 of 16 Pages


                                  EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 886374107                  13G                Page 16 of 16 Pages

                                    EXHIBIT 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 16, 2010

                               ENDICOTT OPPORTUNITY PARTNERS, L.P.

                               By:      W.R.D. Endicott, L.L.C.,
                                        its general partner

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member

                               ENDICOTT PARTNERS II, L.P.

                               By:      WR Endicott II, LLC
                                        its General Partner

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member

                               ENDICOTT OPPORTUNITY PARTNERS II, L.P.

                               By:      W.R. Endicott IIp, L.L.C.,
                                        its general partner


                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               W.R.D. ENDICOTT, L.L.C.

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               W.R. Endicott IIp, L.L.C.

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                                W.R. Endicott II, L.L.C.

                                By:     /S/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               /s/ WAYNE K. GOLDSTEIN
                               ----------------------
                               Wayne K. Goldstein


                               /s/ ROBERT I. USDAN
                               ----------------------
                               Robert I. Usdan